Exhibit 99.1

Kornit Digital Reports Second Quarter 2026 Results

Total Revenues of $55.3 Million, Above High End of Guidance as Business Transformation Continues

Positive Adjusted EBITDA Margin Above High End of Guidance

ARR Increased to $33.8 Million, Up 79% Year-Over-Year

AIC Revenues Increased 112% Year-Over-Year

Trailing Twelve-Month Impressions Up 15% Year-Over-Year

Strong Screen Market Penetration, Representing Approximately 60% of Systems Sold in the Second Quarter and First Half of 2026

Positive Operating Cash Flow for the Eleventh Consecutive Quarter

Rosh-Ha`Ayin, Israel – August 12, 2026 – Kornit Digital Ltd. (“Kornit”, “Kornit Digital” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production, today reported financial results for the second quarter ended June 30, 2026.

“The second quarter marked another important step in Kornit’s transformation,” said Ronen Samuel, Chief Executive Officer of Kornit Digital. “We are delivering growth while fundamentally improving the quality of our business. Strong Annual Recurring Revenue (“ARR”) and All-Inclusive Click (“AIC”) growth, increasing customer system utilization, as well as continued positive cash flow generation, all demonstrate the growing value of our offerings. With approximately 80% of our revenues being recurring or highly recurring in nature, we have greater visibility, and our business is becoming more resilient.”

“We are seeing clear momentum in the shift from analog to digital manufacturing, particularly among traditional screen printers. Approximately 60% of systems sold in both the second quarter and the first half of the year were to traditional screen printers, demonstrating the growing momentum behind the screen market’s transition from analog to digital production. With our industrial production systems, software, AI and automation, we believe Kornit is well positioned to capture this significant structural growth opportunity.”

“We enter the second half of the year with a healthy pipeline and continued momentum across both new customers and our existing installed base. Combined with market-leading technology and the accelerating shift to digital manufacturing, we believe Kornit is well positioned to create sustainable long-term value for our customers and shareholders.”

Second Quarter 2026 Results of Operations

●	Total revenues for the second quarter of 2026 increased to $55.3 million compared with $49.8 million in the prior year period.

●	AIC revenues for the second quarter of 2026 increased by 112% compared with the prior year period.

●	ARR at the end of the second quarter was approximately $33.8 million compared with $18.9 million at the end of the prior year period.

●	GAAP gross profit margin for the second quarter of 2026 was 45.3% compared with 41.7% in the prior year period. On a non-GAAP basis, gross profit margin was 47.4%, compared with 46.3% in the prior year period. Both GAAP and non-GAAP gross profit margins were supported by a net tariff-related benefit of approximately $830,000, driven by a $2 million tariff refund during the quarter.

●	GAAP operating expenses for the second quarter of 2026 were $39.9 million, compared with $31.6 million in the prior year period. On a non-GAAP basis, operating expenses were $28.8 million compared with $26.7 million in the prior year period.

●	GAAP net loss for the second quarter of 2026 was $11.2 million, or ($0.26) per diluted share, compared with net loss of $7.5 million, or ($0.17) per diluted share, in the prior year period.

●	Non-GAAP net income for the second quarter of 2026 was $1.7 million, or $0.04 per diluted share, compared with non-GAAP net income of $1.2 million, or $0.03 per diluted share, in the prior year period.

●	Adjusted EBITDA for the second quarter of 2026 improved to $0.3 million compared with adjusted EBITDA loss of $1.2 million for the second quarter of 2025. Adjusted EBITDA margin for the second quarter of 2026 was 0.6% compared with negative 2.3% in the prior year period.

Third Quarter 2026 Guidance

For the third quarter of 2026, the Company currently expects its revenues to be in the range of $55 million to $60 million and its adjusted EBITDA margin to be between breakeven and 3%.

Earnings Conference Call Information

The Company will host a conference call today, August 12, 2026, at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter confirmation code 13760977. The telephone replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on August 26, 2026. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The Company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries. To learn more, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including with respect to the Company’s AIC program, the Company’s prospective results of operations and financial condition, including the Company’s guidance for the third quarter of 2026; and all developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including, specifically, the Company’s Presto products, the Company’s Atlas family of products and the Apollo direct-to-garment platform; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to continue to grow customer adoption of the AIC model; the development of the market for digital textile printing generally; the Company’s securities class action litigation expenses; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026. Any forward-looking statements in this press release are made as of the date hereof, and will not be updated by the Company, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and M&A and class action-related legal fees.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph to the Company’s GAAP net income (loss), as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures for our results for the second quarter of 2026. We have not provided, however, in this press release guidance for our expected GAAP net loss margin in the third quarter of 2026, or a reconciliation of our guidance for Adjusted EBITDA margin in the third quarter of 2026 to the most directly comparable GAAP financial measure for that quarter (i.e., GAAP net loss margin), as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. We expect that the foregoing missing information related to our outlook on a GAAP basis for the third quarter of 2026 is likely to yield significant changes relative to our non-GAAP outlook in respect of the subject financial measure.

Investor Contact

Andrew G. Backman

Chief Capital Markets Officer

Andrew.Backman@kornit.com

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,806	$35,476
Short-term bank deposit	339,596	368,446
Marketable securities	56,329	53,926
Trade receivables, net	52,320	60,796
Inventory	54,159	47,211
Other accounts receivable and prepaid expenses	35,690	29,661
Total current assets	571,900	595,516

LONG-TERM ASSETS:
Marketable securities	21,151	33,332
Severance pay fund	422	385
Property,plant and equipment, net	71,984	69,492
Operating lease right-of-use assets	16,350	17,174
Intangible assets, net	18,396	9,429
Goodwill	32,825	29,164
Other long-term assets	18,325	16,018
Total long-term assets	179,453	174,994

Total assets	751,353	770,510

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	18,055	6,059
Employees and payroll accruals	15,811	13,214
Deferred revenues and advances from customers	1,636	1,529
Operating lease liabilities	4,248	3,886
Other payables and accrued expenses	25,198	17,305
Total current liabilities	64,948	41,993

LONG-TERM LIABILITIES:
Deferred tax liability	1,785	-
Accrued severance pay	1,237	1,155
Operating lease liabilities	14,060	14,727
Other long-term liabilities	3,545	62
Total long-term liabilities	20,627	15,944

SHAREHOLDERS’ EQUITY	665,778	712,573

Total liabilities and shareholders’ equity	$751,353	$770,510

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Revenues
Products	$40,047	$38,413	$75,127	$72,278
Services	15,272	11,341	28,732	23,933
Total revenues	55,319	49,754	103,859	96,211

Cost of revenues
Products	17,135	17,967	33,955	33,580
Services	13,120	11,043	26,450	22,087
Total cost of revenues	30,255	29,010	60,405	55,667

Gross profit	25,064	20,744	43,454	40,544

Operating expenses:
Research and development, net	9,158	9,143	18,785	18,421
Sales and marketing	18,078	14,993	31,126	29,942
General and administrative	12,713	7,474	21,927	15,118
Total operating expenses	39,949	31,610	71,838	63,481

Operating loss	(14,885)	(10,866)	(28,384)	(22,937)

Financial income, net	3,920	3,465	9,476	10,848
Loss before taxes on income	(10,965)	(7,401)	(18,908)	(12,089)

Taxes on income	200	117	475	488
Net loss	$(11,165)	$(7,518)	$(19,383)	$(12,577)

Basic net loss per share	$(0.26)	$(0.17)	$(0.45)	$(0.28)

Weighted average number of shares used in computing basic net loss per share	42,872,109	45,164,493	43,552,778	45,482,748

Diluted net loss per share	$(0.26)	$(0.17)	$(0.45)	$(0.28)

Weighted average number of shares used in computing diluted net loss per share	42,872,109	45,164,493	43,552,778	45,482,748

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Revenues	$55,319	$49,754	$103,859	$96,211

GAAP cost of revenues	$30,255	$29,010	$60,405	$55,667
Cost of product recorded for share-based compensation (1)	(441)	(542)	(882)	(1,061)
Cost of service recorded for share-based compensation (1)	(408)	(404)	(762)	(799)
Intangible assets amortization on cost of product (2)	(150)	(150)	(298)	(298)
Intangible assets amortization on cost of service (2)	(160)	(160)	(320)	(320)
Restructuring expenses (3)	-	(1,026)	(167)	(1,026)
Tariff (6)	-	-	(228)	-
Non-GAAP cost of revenues	$29,096	$26,728	$57,748	$52,163

GAAP gross profit	$25,064	$20,744	$43,454	$40,544
Gross profit adjustments	1,159	2,282	2,657	3,504
Non-GAAP gross profit	$26,223	$23,026	$46,111	$44,048

GAAP operating expenses	$39,949	$31,610	$71,838	$63,481
Share-based compensation (1)	(4,251)	(4,810)	(8,178)	(9,216)
Intangible assets amortization (2)	(74)	(74)	(148)	(148)
Restructuring expenses (3)	(1,562)	-	(1,705)	-
M&A-related costs (4)	(166)	-	(401)	-
Class action - legal fees (5)	(5,059)	-	(7,088)	-
Non-GAAP operating expenses	$28,837	$26,726	$54,318	$54,117

GAAP Financial income, net	$3,920	$3,475	$9,476	$10,848
Foreign exchange loss associated with ASC 842	617	1,568	484	1,535
Non-GAAP Financial income, net	$4,537	$5,043	$9,960	$12,383

GAAP Taxes on income	$200	$117	$475	$488
Non-GAAP Taxes on income	$200	$117	$475	$488

GAAP Net loss	$(11,165)	$(7,518)	$(19,383)	$(12,577)
Share-based compensation (1)	5,100	5,756	9,822	11,076
Intangible assets amortization (2)	384	384	766	766
Restructuring expenses (3)	1,562	1,026	1,872	1,026
Foreign exchange loss associated with ASC 842	617	1,578	484	1,535
M&A-related costs (4)	166	-	401	-
Class action - legal fees (5)	5,059	-	7,088	-
Tariff (6)	-	-	228	-
Non-GAAP net income	$1,723	$1,226	$1,278	$1,826

GAAP diluted net loss per share	$(0.26)	$(0.17)	$(0.45)	$(0.28)

Non-GAAP diluted net income per share	$0.04	$0.03	$0.03	$0.04

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	42,872,109	45,164,493	43,552,778	45,482,748

Shares used in computing Non-GAAP diluted net income per share	44,915,179	45,508,379	45,852,936	45,931,988

(1) Share-based compensation
Cost of product revenues	$441	$542	$882	$1,061
Cost of service revenues	408	404	762	799
Research and development	1,009	1,213	1,954	2,415
Sales and marketing	1,687	1,831	3,195	3,368
General and administrative	1,555	1,766	3,029	3,433
	$5,100	$5,756	$9,822	$11,076
(2) Intangible assets amortization
Cost of product revenues	$150	$150	$298	$298
Cost of service revenues	160	160	320	320
Sales and marketing	74	74	148	148
	$384	$384	$766	$766

(3) Restructuring expenses
Cost of product revenues	$-	$1,026	$-	$1,026
Cost of service revenues	-	-	167	-
Research and development	-	-	87	-
Sales and marketing	1,537	-	1,581	-
General and administrative	25	-	37	-
	$1,562	$1,026	$1,872	$1,026

(4) M&A-related costs
General and administrative	$166	$-	$401	$-

(5) Class action - legal fees
General and administrative	$5,059	$-	$7,088	$-

(6) Tariff
Cost of product revenues	$-	$-	$228	$-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net loss	$(11,162)	$(7,518)	$(19,383)	$(12,577)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,318	2,930	6,490	5,776
Impairment of long-lived assets	1,264	-	1,264	-
Share-based compensation	5,100	5,756	9,822	11,076
Amortization of premium and accretion of discount on marketable securities, net	(87)	(246)	(218)	(550)
Realized loss on sale and redemption of marketable securities	(61)	-	(63)	(22)
Loss from disposal of property and Equipments	-	134	-	134
Change in operating assets and liabilities:
Trade receivables, net	(2,674)	(3,046)	9,216	1,002
Other accounts receivables and prepaid expenses	(3,086)	(1,507)	(5,499)	(2,872)
Inventory	9	5,280	(6,741)	7,600
Operating leases right-of-use assets and liabilities, net	634	1,590	519	1,430
Other long term assets	141	(3,234)	(2,316)	(3,547)
Trade payables	7,570	5,403	10,390	93
Employees and payroll accruals	3,377	(438)	3,611	1,654
Deferred revenues and advances from customers	(1,200)	(227)	(1,202)	(773)
Other payables and accrued expenses	5,417	(531)	7,366	1,699
Accrued severance pay, net	(58)	(588)	45	(617)
Other long - term liabilities	6	(28)	29	(12)
Net cash provided by operating activities	8,508	3,730	13,330	9,494

Cash flows from investing activities:

Purchase of property, plant and equipment and capitalized software development costs	(6,740)	(5,808)	(10,781)	(9,579)
Proceeds from (investment in) short-term bank deposits, net	19,200	(79,503)	28,850	(100,503)
Proceeds from sales and redemption of marketable securities	4,750	3,260	8,000	6,060
Proceeds from maturities of marketable securities	13,150	77,802	24,320	143,122
Investment in marketable securities	(22,698)	(6,763)	(22,698)	(32,578)
Cash paid in connection with acquisition, net of cash acquired	(5,820)	-	(5,820)	-
Net cash provided by (used in) investing activities	1,842	(11,012)	21,871	6,522

Cash flows from financing activities:

Exercise of employee stock options	161	239	190	768
Payments related to shares withheld for taxes	(392)	(392)	(1,055)	(1,369)
Repurchase of ordinary shares	(6,977)	(23,176)	(37,486)	(25,000)
Increase in other financial liabilities	-	-	1,480	-
Net cash used in financing activities	(7,208)	(23,329)	(36,871)	(25,601)

Increase (decrease) in cash and cash equivalents	3,142	(30,611)	(1,670)	(9,585)
Cash and cash equivalents at the beginning of the period	30,664	56,029	35,476	35,003
Cash and cash equivalents at the end of the period	$33,806	$25,418	$33,806	$25,418

Non-cash investing and financing activities:

Purchase of property and equipment on credit	450	1,167	853	1,167
Inventory transferred to be used as property and equipment	798	2,548	844	2,953
Property, plant and equipment transferred to be used as inventory	970	234	1,047	234
Lease liabilities arising from obtaining right-of-use assets	390	561	1,029	1,083
Fair value of contingent obligations to selling shareholders provided as consideration for business combination	2,443	-	2,443	-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

GAAP Revenues	$55,319	$49,754	$103,859	$96,211

GAAP loss	(11,165)	(7,518)	(19,383)	(12,577)
Taxes on income	200	117	475	488
Financial income, net	(3,920)	(3,465)	(9,476)	(10,848)
Share-based compensation	5,100	5,756	9,822	11,076
Intangible assets amortization	384	384	766	766
Restructuring expenses	1,562	1,026	1,872	1,026
M&A-related costs	166	-	401	-
Class action - legal fees	5,059	-	7,088	-
Tariff	-	-	228	-
Non-GAAP Operating loss	(2,614)	(3,700)	(8,207)	(10,069)
Depreciation	2,934	2,546	5,724	5,010
Adjusted EBITDA	$320	$(1,154)	$(2,483)	$(5,059)